Exhibit 99.1

Pan American Silver announces changes to its senior management team

VANCOUVER, Feb. 19, 2015 /CNW/ - Pan American Silver Corp. ("Pan American" or the "Company"), (NASDAQ: PAAS; TSX: PAA) is pleased to announce that it has promoted Mr. Michael Steinmann to President of the Company effective February 18, 2015. Mr. Steinmann will assume the role of President and will report to Pan American's Chief Executive Officer, Mr. Geoff Burns.

Prior to this promotion, Mr. Steinmann was the Company's Executive Vice President, Corporate Development & Geology and was responsible for the Company's business development activities, production geology, resource and reserve estimations, as well as for exploration programs of Pan American. Mr. Steinmann joined Pan American in 2004 after more than 10 years working and residing in several South American countries including Ecuador, Chile and Peru. In addition to being fluent in English, Spanish and German, he holds a Ph.D in Geology from the Swiss Federal Institute of Technology and a M.Sc. in Geology from the University of Zurich.

Pan American is also pleased to announce that Mr. Keenan Hohol will assume the role of General Counsel effective April 1, 2015. Mr. Hohol joined the Company in November 2014 as Deputy General Counsel. Most recently, Mr. Hohol held the position of VP Legal & General Counsel at Silver Standard Resources, and prior to that, General Counsel & Corporate Secretary at Walter Energy, Global Head of Legal at Western Coal Corp, and General Counsel – Minerals Exploration with BHP Billiton. Mr. Hohol holds a Juris Doctor degree from the University of British Columbia, and MA and BA (special) degrees from the University of Alberta.

Mr. Hohol will be replacing Mr. Robert Pirooz who will be stepping down as the Company's General Counsel effective March 31, 2015, to pursue other interests, after having diligently served in this role for the past 12 years. Mr. Pirooz will remain a member of Pan American's Board of Directors.

Commenting on the management changes, Mr. Geoff Burns, CEO said, "I would like to congratulate both Mr. Steinmann and Mr. Hohol on their promotions and have complete confidence that they will fulfill their new duties with diligence and distinction. I would also like to personally acknowledge Mr. Pirooz's role in helping build Pan American from a junior mining company into the second largest primary silver producer in the world today. His legal expertise, practicality and business acumen will be missed and I wish him much success with his future endeavours."

About Pan American Silver

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation, and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina, and Bolivia, and several development projects in the USA, Mexico, Peru, and Argentina.

SOURCE Pan American Silver Corp.

 %CIK: 0000771992

For further information: Information Contact: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 21:00e 19-FEB-15